Issuer Free Writing Prospectus, dated March 6, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated March 6, 2023

Registration No. 333-248963

Advance Auto Parts, Inc.

Term Sheet

March 6, 2023

5.900% Notes due 2026 (the “2026 Notes”)

5.950% Notes due 2028 (the “2028 Notes” and, together with the 2026 Notes, the “notes”)

Issuer:	Advance Auto Parts, Inc.

Guarantor:	Advance Stores Company, Incorporated

Title of Security:	5.900% Notes due 2026	5.950% Notes due 2028

Principal Amount:	$300,000,000	$300,000,000

Maturity Date:	March 9, 2026	March 9, 2028

Benchmark Treasury:	UST 4.000% due February 15, 2026	UST 4.000% due February 29, 2028

Benchmark Treasury Price and Yield:	98-09 5/8; 4.623%	98-25 3/4; 4.269%

Spread to Benchmark Treasury:	T+130 bps	T+170 bps

Yield to Maturity:	5.923%	5.969%

Public Offering Price:	99.938%	99.919%

Coupon (Interest Rate):	5.900%	5.950%

Interest Payment Dates:	March 9 and September 9, commencing September 9, 2023	March 9 and September 9, commencing September 9, 2023

Redemption Provision:

The Issuer may redeem the 2026 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption; and

(2)   100% of the principal amount of the 2026 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to February 9, 2028 (one month prior to the maturity date of the 2028 Notes) (the “2028 Notes Par Call Date”), the Issuer may redeem the 2028 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes matured on the 2028 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; and

(2)   100% of the principal amount of the 2028 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2028 Notes Par Call Date, the Issuer may redeem the 2028 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Trade Date:	March 6, 2023

Settlement Date:	March 9, 2023 (T+3)

Ratings*:	Moody’s: Baa2 S&P: BBB-

CUSIP:	00751Y AH9	00751Y AJ5

ISIN:	US00751YAH99	US00751YAJ55

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

KeyBanc Capital Markets Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about March 9, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at (212) 834-4533 (collect); BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; or Truist Securities, Inc. toll-free at 1-800 685-4786.